June 20, 2019

Paul B. Middleton
Chief Financial Officer
Plug Power Inc.
968 Albany Shaker Road
Latham, NY 12110

       Re: Plug Power Inc.
           Form 10-K for the Fiscal Year Ended December 31, 2018
           Filed March 13, 2019
           Form 8-K filed May 8, 2019
           Response dated May 8, 2019
           File No. 001-34392

Dear Mr. Middleton:

       We have reviewed your May 8, 2019 response to our comment letter and have the following comments. In some of our comments, we may ask you to provide us with information so we may better understand your disclosure.

       Please respond to these comments within ten business days by providing the requested information or advise us as soon as possible when you will respond. If you do not believe our comments apply to your facts and circumstances, please tell us why in your response.

       After reviewing your response to these comments, we may have additional comments. Unless we note otherwise, our references to prior comments are to comments in our
April 24, 2019 letter.

Form 10-K for Fiscal Year Ended December 31, 2018

Note 1 - Nature of Operations
Liquidity, page F-10

1. We note your response to prior comment 3. Please describe to us the specific terms of any renewal and purchase options contained in your agreement with Wells Fargo, including the renewal periods, rates and exercise prices and how those rates and prices are determined.
 Paul B. Middleton
FirstName LastNamePaul B. Middleton
Plug Power Inc.
Comapany NamePlug Power Inc.
June 20, 2019
Page 2
June 20, 2019 Page 2
FirstName LastName
2. We further note in your response to prior comment 3 that the fair value of the leased asset is based upon the sales price to the lessor in your sale/leaseback transactions. Please tell us how you considered the fact that the sale price might be different than the fair value of the asset and the paragraphs you relied upon in GAAP for your conclusion. Refer to ASC
         842-40-30-1 and paragraph 361 in the Basis of Conclusions.
3. We note your response to prior comment 4. Please describe to us the specific terms of the renewal options contained in your PPA lease agreements, including renewal periods and rates and how those rates are determined.
4. We note from your response to prior comment 4 that you used an incremental borrowing rate of two percent to determine the present value of the lease payments in your PPAs.
         Please explain to us how you concluded it was appropriate to use an incremental borrowing rate instead of the rate implicit in the lease. In your response address the consideration you gave to ASC 842-10-25-4 and 842-30-30-1.
Form 8-K filed May 8, 2019

Exhibit 99.1, page 1

5. We note from your response to comment 7 that you consider adjusted EBITDA to be a liquidity measure. However, we note that you are excluding the cash flow effects associated with changes in working capital from the measure, which appears to be inconsistent with presenting a liquidity measure and may be potentially misleading to investors. Please revise your non-GAAP presentation accordingly. You may contact Eric Atallah at (202) 551-3663 or Kevin Kuhar,
Accounting Branch
Chief, at (202) 551-3662 with any questions.



                                                               Sincerely,

                                                               Division of
Corporation Finance
                                                               Office of
Electronics and Machinery